Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

Chairman & CEO Howard W. Lutnick Joined Liz Claman on Fox Business Network to Discuss CFVI and Rumble - Cantor Fitzgerald

Liz Claman: Cantor Fitzgerald's back. CF acquisition is set to merge with uncensored online video platform Rumble which, by the way, has just struck a partnership to provide distribution for former President Donald Trump's future social media platform. CFVI stock is on the move right now, up about 1 percent at the moment. Howard Lutnick, Cantor Fitzgerald Chairman and CEO, and BGC Chairman and CEO joins us live. Howard, you're a Wall Street high finance guy.

00:00:30 What – what got you targeting an online video platform?

Howard Lutnick: Well, what's amazing is all the giant tech companies have all – they – they built their businesses in the middle; right? YouTube in the middle, Twitter saying it was going to flatten the world. And since then, they've all pivoted hard to one side. They've all chosen that they're so successful and so rich, they're just going to be on the left. And, so, that leaves a wide path of people who are just – so Rumble is going to take the middle – take conservative views, take left views, take right views, take the former President – the 45th President's views, take – happy to take Obama's views if Obama wanted to put them on.

00:01:12 I mean, basically be down the middle. And think about this: In one year, they went from 1.6 million active users to 36 million in one year. Imagine that. That is just –

Liz Claman: That's huge.

Howard Lutnick: - unbelievable growth.

Liz Claman: Well, you know, we're – we're stuck in this really crazy woke era where adults are getting fired from their jobs for things they Tweeted back in high school. So I think this – this is really something that will be welcomed, but, you know, you've got to explain to us a couple of things.

00:01:44 You say that you will be unmonitored, totally free, free of speech – freedom of speech, rather. So will there be no redlines on anything that is said on this platform?

Howard Lutnick: Well, no, they're going to obviously there can't be terrorism, there can't be hate speech, you got to be against antisemitism and anti-Muslim. You got to be against hate speech for sure. But opinions are different. Let people have their opinions. It's what America is built on. Free speech. You got to get back to free speech.

00:02:14 And, you know, you can't just throw people off because you don't like their ideology or their – you're the censor. And, so, Rumble has its own platform, its own video platform. It's not on AWS, it's not on Azure, it's not on everybody else's. It's got its own platform and, therefore, it's immune to that cancel culture and, therefore, it – it can say if you've got opinions, if you're a gamer and you just talk while you're gaming and you say the wrong thing and YouTube doesn't like you, Rumble, as long as you're not spouting hate speech or something horrible, your opinions are welcome.

00:02:49 Liz Claman: Well, that is really, I think, an important business point, and – and investors should be very interested in what's going on. To me, the fact that other platforms that claimed that they were totally free speech, Parler and Gab, they were stuck depending on Amazon and AWS, so when they got kicked off and they got kicked out of the app store, that basically really hurt them dramatically. You are self-contained in a way. Tell me about the deal with President Trump's social media plan and how you foresee that sort of puddle jumping to other companies, and could it end up being sort of a subscription basis where you get a lot of other businesses that need you almost as a hoster?

00:03:30 Howard Lutnick: Yeah. So CFVI is the name of the stock, and then in about four months when this transaction closes, it will then be called Rumble. But if people want to trade it now, it's – it's CFVI. So Rumble made a deal to provide the technology –

Liz Claman: Well, Howard, can I just interrupt you for a second – one second, Howard. When we started this interview, it was up – what was it, Melanie – up about a percent? It's up 4.5 percent right now as you've been on FOX Business. Anyway, go ahead.

Howard Lutnick: So, you know, so what happens is if you think about it, what – what to do distribution?

00:04:00 What's the hardest thing to distribute? Video, right? You got YouTube on Google, Azure has got Xbox, which you guys were just talking about, right? Amazon's got Twitch – AWS has got Twitch. So Rumble is a video distribution system. So if you can distribute, and last quarter the – the average users per month went 80 billion minutes a month, up 44 times in a year. So if you can distribute video, think of how easy it is to do a Tweet or what the President – the 45th President calls a Truth.

00:04:32 Liz Claman: Right.

Howard Lutnick: That's easy stuff.

Liz Claman: Easy.

Howard Lutnick: So what they're going to do is they're going to offer that, the ability to distribute it, you be the technology underpinning to help him distribute his – his Truth Social, but you can imagine other people who are tired of being censored are going to come to Rumble and ask, hey, will you do our distribution services? An example: Religious schools, religious universities, they don't want to be –

Liz Claman: Sure.

Howard Lutnick: - censored, so they're going to want to come and have a free --

00:05:01 Liz Claman: Well –

Howard Lutnick: - speech American style let's distribute it correctly model.

Liz Claman: - you've already –

Howard Lutnick: And I think Rumble's going to kill it – kill it.

Liz Claman: You've already used it yourself to get the message out to your 12,000 employees worldwide that you have Non-Hodgkin's lymphoma. And you used that platform, and you put out the message, and on top of everything else, you're fighting it, and you are doing great. And we are pulling for you, Howard, in fact. And you also posted video of your kids shaving your head because you were heading into chemotherapy.

00:05:32 And I've looked at this, and as a long-time friend of you and your family, I – I thought it was amazing. I really – I really do, Howard. We wish you the very best, but I do have to ask you one quick market question: The Federal –

Howard Lutnick: Sure.

Liz Claman: - Reserve, Jay Powell's been very clear that he needs to speed up the tapering. When do you predict we will see the first interest rate hikes?

Howard Lutnick: I would – I would say summer 2022 you're going to see a hike.

00:06:00 You – you got to see a hike because they – they – they're tapering, they got it done buying, but – but just remember this, the deficit is 29 trillion. We're running deficits this year of almost 3 trillion. Last year 3 trillion. So if you were the government, where would you keep interest rates? I think the government is going to keep interest rates unbelievably low. No matter how much we talk about inflation, they're borrowing $30 trillion, they're going keep rates low. So Federal Government rates low, inflation probably high.

00:06:34 And that's a weird spin, but I just always want to remind people if you were borrowing $30 trillion and you could set the interest rate, Liz, where would you set the rate?

Liz Claman: Well, yeah, I get it, but we worry about bubbles and bubblicious behavior. Either way, Howard, CF Acquisition Corp stock is now up 8.6 percent as you have been talking to us here on the [00:06:57 crosstalk] –

Howard Lutnick: Well, being on your show is the best. That's the best.

Liz Claman: Couldn't agree with you more. Howard Lutnick of Cantor Fitzgerald and BGC. Thank you so much.

End of recording.

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Important Information for Shareholders and Investors

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFVI stockholders. CFVI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CFVI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFVI’s securities are, or will be, contained in CFVI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF Acquisition Corp. VI (“CFVI”) and Rumble Inc. (“Rumble”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Form S-4 Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the Potential Business Combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.